FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Liberty Media Corporation (Last) (First) (Middle) 12300 Liberty Boulevard (Street) Englewood CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Crown Media Holdings, Inc. CRWN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year March 11, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      Officer (give title below)

   X   10% Owner

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	March 11, 2003		J (1)		9,416,746	D	(1)		I	By Liberty Crown, Inc., a wholly owned subsidiary
Class A Common Stock	March 11, 2003		J (1)		53,146,649 (1)	A	(1)	53,146,649 (1)	I	By Liberty Crown, Inc., a wholly owned subsidiary

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Class B Common Stock	1-for-1	March 11, 2003		J (1) (2)		30,670,422 (2)		Immed.		Class A Common Stock	30,670,422	(2)	30,670,422 (2)	I	By Liberty Crown, Inc., a wholly owned sub

 Explanation of Responses:              (1)  Liberty Media Corporation (through its subsidiary Liberty Crown, Inc.) contributed 9,416,746 shares of Class A Common Stock to Hallmark Entertainment Investments Co. on March 11, 2003 pursuant to a Contribution Agreement in exchange for shares of Class A Common Stock of Hallmark Entertainment Investments Co.  Includes 53,146,649 shares of Class A Common Stock that are held by Hallmark Entertainment Investments Co. that may be deemed to be beneficially owned by Liberty Media Corporation.  Beneficial ownership of these 53,146,649 shares of Class A Common Stock is disclaimed and this report shall not be deemed an admission that Liberty Media Corporation is the beneficial owner of such securities for purposes of Section 16 or any other purpose.  (2)  Includes 30,670,422 shares of Class B Common Stock that are held by Hallmark Entertainment Investments Co. and are convertible at the option of Hallmark Entertainment Investments Co. into an equivalent number of shares of Class A Common Stock that may be deemed to be beneficially owned by Liberty Media Corporation.  Beneficial ownership of these 30,670,422 shares of Class B Common Stock is disclaimed and this report shall not be deemed an admission that Liberty Media Corporation is the beneficial owner of such securities for purposes of Section 16 or any other purpose.

By: /s/ Charles Y. Tanabe	March 11, 2003
** Signature of Reporting Person	Date

Senior Vice President

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002